UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 21, 2012

CHINA INFORMATION TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	001-34076	98-0575209
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

21st Floor, Everbright Bank Building,
Zhuzilin, Futian District,
Shenzhen, Guangdong, 518040
People's Republic of China
(Address of Principal Executive Offices)

(+86) 755 -8370-8333
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

IMPORTANT NOTICES

In connection with the proposed redomestication of China Information Technology, Inc., a Nevada corporation (the “Company”), the Company’s wholly-owned subsidiary, China Information Technology, Inc., a British Virgin Islands company (“CNIT BVI”), has filed a registration statement containing a proxy statement/prospectus with the SEC. If and when the SEC’s review of the registration statement is completed, a definitive proxy statement/prospectus and a form of proxy will be mailed or otherwise made available to the stockholders of the Company in accordance with SEC rules, regulations and staff policies, seeking their approval of the transaction. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed acquisition carefully and in its entirety (when available) because it will contain important information about the proposed redomestication. Stockholders can obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by e-mail to IR@chinacnit.com.

The Company and its directors and officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed acquisition. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock will be set forth in the definitive proxy statement/prospectus when filed with the SEC. Stockholders may obtain additional information regarding the interests of the Company and its directors and executive officers in the proposed redomestication, which may be different than those of the Company’s stockholders generally, by reading the definitive proxy statement/prospectus and other relevant documents regarding the proposed acquisition when filed with the SEC.

This current report on Form 8-K and the press release furnished as Exhibit 99.1 hereto contain certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact, are “forward-looking statements”. These forward-looking statements are often identified by the use of forward-looking terminology such as “should,” “believes,” “expects,” “anticipates” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of their respective dates. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports and registration statements that are filed with and available from the Securities and Exchange Commission. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

ITEM 8.01. OTHER EVENTS.

On June 21, 2012, the Company issued a press release regarding, among other things, the approval by the Board of Directors of the Company of the redomestication of the Company from the State of Nevada to the British Virgin Islands, CNIT BVI’s filing of a registration statement on Form F-4 relating to the redomestication transaction, and the inclusion of a proposal at the annual meeting of the Company’s stockholders to vote on the redomestication transaction. A copy of the press release is attached hereto as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

Exhibit	Description
99.1	Press Release, dated June 21, 2012

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA INFORMATION TECHNOLOGY, INC.

Dated: June 21, 2012	By: /s/ Jiang Huai Lin
Jiang Huai Lin
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated June 21, 2012

Exhibit 99.1

China Information Technology Board of Directors Approves Change in
Domicile to British Virgin Islands

Shenzhen, China, June 21, 2012 -- China Information Technology, Inc. (Nasdaq: CNIT), a leading provider of information technologies and display technologies based in China, today announced that its Board of Directors has unanimously approved the redomestication of the Company from the State of Nevada to the British Virgin Islands. A wholly-owned subsidiary of the Company, China Information Technology, Inc., a British Virgin Islands company, or CNIT BVI, today filed a registration statement on Form F-4 relating to the redomestication transaction and the inclusion of a proposal to approve this transaction at the Company’s next annual stockholders meeting.

It is the Board’s belief that the redomestication will make CNIT BVI’s shares more attractive to non-U.S. investors and ultimately broaden its shareholder base. The redomestication would allow the Company to dual-list its shares on the Hong Kong Stock Exchange but it does not mandate that the dual-listing will occur. The redomestication is also expected to allow the Company to qualify as a “foreign private issuer” under the rules and regulations of the Securities and Exchange Commission, or the SEC, and thereby reduce its operational, administrative, legal and accounting costs. After the redomestication, assuming it is approved by the Company’s stockholders, the Company is expected to continue to trade on the NASDAQ Stock Market.

Additional Information about the Redomestication and Where to Find It

In connection with the proposed redomestication, CNIT BVI has prepared a registration statement containing a proxy statement/prospectus that is filed with the SEC. When completed, a definitive proxy statement/prospectus and a form of proxy will be mailed or otherwise made available to the stockholders of the Company in accordance with SEC rules, regulations and staff policies, seeking their approval of the transaction. Stockholders are urged to read the proxy statement/prospectus regarding the proposed acquisition carefully and in its entirety (when available) because it will contain important information about the proposed redomestication. Stockholders can obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by e-mail to IR@chinacnit.com.

The Company and its directors and officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed redomestication. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock will be set forth in the definitive proxy statement/prospectus when filed with the SEC. Stockholders may obtain additional information regarding the interests of the Company and its directors and executive officers in the proposed redomestication, which may be different than those of the Company’s stockholders generally, by reading the definitive proxy statement/prospectus and other relevant documents regarding the proposed redomestication when filed with the SEC.

About China Information Technology, Inc.

China Information Technology, Inc., through its subsidiaries and other consolidated entities, specializes in geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS), as well as high-end digital display products and solutions in China. Headquartered in Shenzhen, China, the Company's integrated solutions include specialized software, hardware, systems integration, and related services to help its customers improve efficiency in information management. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements". These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
Web: http://www.chinacnit.com